(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-05519 CUSIP NUMBER 125071 10 0

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

CDI Corp.

Full Name of Registrant

N/A

Former Name if Applicable

1717 Arch Street, 35th Floor

Address of Principal Executive Office (Street and Number)

Philadelphia, PA 19103

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported in a press release which was issued by CDI Corp. (“CDI” or the “Company”) on March 2, 2005 and which was attached to a Current Report on Form 8–K filed with the Commission on that date, the Company will restate its financial statements for the years 2004 and 2003. During the process of compiling CDI’s financial results for the fourth quarter ended December 31, 2004, the Company identified a number of prior period adjustments, as further described in the March 2nd press release. During that process, the Company also identified a material weakness in its internal control, resulting from inadequate review and reconciliation procedures and controls over certain balance sheet accounts. While the Company disclosed in its March 2nd press release the approximate total impact of the restatement on CDI’s earnings for all periods prior to the fourth quarter of 2004, the Company’s assessment of the periods to which these charges relate is ongoing. The Company is working diligently to complete the restated financial statements as expeditiously as possible, and will need to provide supporting documentation to the Company’s auditor. The Company has not completed its work in connection with this restatement and will be unable to finalize the financial statements and related information for inclusion in its Form 10–K for 2004 within the prescribed time period.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jay G. Stuart (Name)	(215) (Area Code)	636-1141 (Telephone Number)

(2)	Have all other reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As reported in a press release issued by CDI and attached to a Current Report on Form 8–K filed with the Commission on March 2, 2005, the Company expected, after giving effect to the restatement described above, to report net earnings of $7.8 million ($0.39 per diluted share) for 2004, as compared to net earnings of $21.3 million ($1.08 per diluted share) for 2003. Since the Company has not finalized its restated financial statements for these periods, these results could change. Additional information regarding CDI’s financial results in 2004 is set forth in the March 2nd press release.

CDI Corp.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 16, 2005	By:	/s/ Jay G. Stuart
Jay G. Stuart
Executive Vice President and Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).